Filing Pursuant To Rule 433

Registration No. 333-254134

January 11, 2024

A GIANT LEAP IN BITCOIN’S JOURNEY TO BECOME A NEW ASSET CLASS

Christopher Gannatti — Global Head of Research 01/11/2024

Today, we are all treated to a bit of history: A new ingredient, bitcoin, became a lot more convenient for investors of all types to participate in. New ingredients or asset classes never guarantee any outcome, but they do bring new risk, return and correlation profiles to the table.

A Bit of History…

Bitcoin was launched back in 2009, but in those early years—even if we all wish we could go back and make that allocation knowing what we now know about bitcoin’s price performance—the degree of technical acumen required to allocate was immense. There are stories of thumb drives and passphrases being thrown away and even people searching landfills to find devices that could hold millions of dollars’ worth of bitcoin.

Bitcoin: A New Currency

Currencies facilitate the exchange of value, and this is what allows people not to have to do everything for themselves all of the time. For instance, as you go through your day, you might turn on a light switch or watch a program on your TV or computer. In a world without money, somehow you have to create the electricity, the light, the computer and the program you are watching. In a world with money, you can pay for and enjoy these things without needing to build them yourself. Many things have been used as money, but gold has been the most successful and everlasting, as many currencies of even the most powerful nations have come and gone.

Fiat currencies always have a disadvantage versus gold because governments will always have a very human motivation to “print more.” Pausing for a moment since “ﬁat” is not a common term—ﬁat currency is meant to distinguish between money that is backed up by government regulation, ﬁat money, and money that is backed up by something physical, like gold. If a currency was backed by gold explicitly, it would not be a ﬁat currency. Printing more tends to lead to inflation, and ﬁat currencies have always ultimately become worth less and less and less until they go out of existence. Even world reserve currencies, like the U.S. dollar today, have seen this occur—albeit over very long time frames.1

There is no way to create more gold—it is difﬁcult to mine, so that difﬁculty naturally limits the supply. Bitcoin’s protocol seeks to imitate this difficulty—time will tell if the world gets as much use out of bitcoin as it has out of gold.

WisdomTree, through its European subsidiary, launched its ﬁrst exchange-traded bitcoin product in 2019 when European regulators allowed these listings on some exchanges, more than four years prior to the U.S.2 Consider:

•	WisdomTree launched its bitcoin ETP in December 2019. The price of bitcoin was about $7,710.3

•    At present, we see a price of bitcoin over $40,000, but this moves 24 hours a day, 7 days a week.4 Some of us recall a time in 2021 when it was signiﬁcantly higher, but even the journey from 7.7k to 40k represents a 49% average annual return. However, bitcoin has been highly volatile, with signiﬁcant drawdowns during such time, and should be considered highly speculative, involving a high degree of risk, including the potential for loss of the entire investment.

Why Does Bitcoin Exist?

In 2009, the global economy was recovering from the global ﬁnancial crisis (GFC) of 2008–2009. In this highly visible failure of the traditional ﬁnancial system, centralized actors, namely, all of the “too-big-to-fail” global banks, needed to be bailed out to “save the system.” Many were disappointed these banks overreached for returns, and then none of their leaders were held accountable for the subsequent systemic collapse.

If there was a way to transact without these centralized actors, there was an inherent motivation to give it a closer look. Bitcoin created a global, peer-to-peer, decentralized way to transmit value around the world. Immediately, there was very interesting functionality:

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1.   A New Currency: The GFC lowered confidence in traditional fiat currencies. Bitcoin’s protocol limits the supply such that no actor of any size could create bitcoin in an inﬂationary way, similar to how, in the past, certain currencies had their value tied to gold. On December 21, 2023, Argentina’s new government ratiﬁed and conﬁrmed that contracts denominated in bitcoin could be recognized by the country’s courts. President Milei’s perspective regards countering ﬁnancial inefﬁciencies and corruption through bitcoin.5 El Salvador’s government has embraced bitcoin as a currency in a similar way. While we’ve had our inﬂationary episodes since the COVID- 19 pandemic, the developed world has enjoyed remarkable currency stability. A large portion of the world’s population does not have that advantage or comfort for their currency or their banking systems.

2.   A New Way to Transmit Value: We recognize that much of banking was done with paper in the past, but if you were building a system today, there might be no reason to even consider including paper. If you are seeking to send money, there is no reason why it cannot occur nearly instantaneously, except for the fact that banks have been slow to speed up their legacy systems. Bitcoin transactions occur on a public blockchain for all to see, and the speed with which a new block can be mined is the speed with which a transaction can be finalized.

A New Landmark: The ETF Structure of Bitcoin Exposure to the Spot Price Is Now Available in the U.S.!

Market participants discussed this possibility for some time. On January 10, the U.S. Securities and Exchange Commission declared effective the registration statements for spot bitcoin ETFs, which launched on January 11. These products are very similar to how one might get exposure to the price of a commodity, like gold, where instead of being based on exposure through a derivative, like futures contracts, the exposure is based on holding the actual commodity. Gold is typically held in vaults; bitcoin, while not necessarily physical, has specialized cold-storage facilities to perform this function.

In the past, investors desiring bitcoin exposure tradeable on a platform either had to subject themselves to the possibility of widely moving discounts and premiums to net asset value OR to the changing shape—usually contango—of the bitcoin futures curve. Finally, a bitcoin ETF can provide exposure to the price of actual bitcoin.

Today, we are excited to announce the launch of a spot bitcoin Fund, the WisdomTree Bitcoin Fund (BTCW), for which it serves as sponsor and which provides investors with a simple, and cost-efﬁcient way to gain exposure to the price of bitcoin, the native coin of the Bitcoin network.

1 Source: Ray Dalio, The Changing World Order: Why Nations Succeed and Fail, Simon & Schuster, 2021.

2 WisdomTree’s European business launched a bitcoin exchange-traded product on the Swiss Stock Exchange, the “SIX,” on December 3, 2019. This investment structure, to note, is not available to U.S. investors but is meant to illustrate the contrast between the timeline of regulatory approval in the U.S. and other global markets.

3 Source: Bloomberg, with data as of December 2019.

4 Source: Bloomberg, with data as of January 2024.

5 Source: Ibrahim Ajibade, “Argentina Approves Bitcoin (BTC) as ‘Official’ Currency,” FX Empire, 12/21/23.

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Important Risks Related to this Article

To view the prospectus, please click here.

Bitcoin and, accordingly, the WisdomTree Bitcoin Fund, which holds bitcoin, are highly speculative and involve a high degree of risk, including the potential for loss of the entire investment. An investment in the WisdomTree Bitcoin Fund involves signiﬁcant risks (including the potential for quick, large losses) and may not be suitable for all shareholders. You should carefully consider whether your ﬁnancial condition permits you to invest in the WisdomTree Bitcoin Fund, and you should be willing to accept more risk than may be involved with other exchange-traded products or ETFs that do not hold bitcoin.

Extreme volatility of trading prices that many digital assets, including bitcoin, have experienced in recent periods and may continue to experience, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value. The value of the Shares is dependent on the acceptance of digital assets, such as bitcoin, which represent a new and rapidly evolving industry. Digital assets such as bitcoin were only introduced within the past two decades, and the medium-to-long term value of the Shares is subject to a number of factors relating to the capabilities and development of blockchain technologies and to the fundamental investment characteristics of digital assets. Regulatory changes or actions may affect the value of the Shares or restrict the use of Bitcoin, mining activity or the operation of the Bitcoin Network or the Digital Asset Markets in a manner that adversely affects the value of the Shares. Digital Asset Markets may experience fraud, business failures, security failures or operational problems, which may adversely affect the value of Bitcoin and, consequently, the value of the Shares.

The WisdomTree Bitcoin Fund is not a fund registered under the Investment Company Act of 1940, as amended (“1940 Act”), and is not subject to regulation under the 1940, unlike most exchange- traded products or ETFs. The WisdomTree Bitcoin Fund is also not a commodity pool for purposes of the Commodity Exchange Act of 1936, as amended, and the sponsor is not subject to regulations by the Commodity Futures Trading Commission as a commodity pool operator or commodity trading advisor. The WisdomTree Bitcoin Fund’s shares are neither interests in nor obligations of the sponsor or the trustee or any of their affiliates.

The WisdomTree Bitcoin Fund has ﬁled a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the WisdomTree Bitcoin Fund has ﬁled with the SEC for more complete information about the WisdomTree Bitcoin Fund and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the WisdomTree Bitcoin Fund will arrange to send you the prospectus if you request it by calling toll-free at 866.909.9473.

Neither WisdomTree, Inc., nor its afﬁliates, nor Foreside Fund Services, LLC, or its afﬁliates provide tax advice. All references to tax matters or information provided on this site are for illustrative purposes only and should not be considered tax advice and cannot be used for the purpose of avoiding tax penalties. Investors seeking tax advice should consult an independent tax advisor.

Foreside Funds Services, LLC, is the Marketing Agent for the WisdomTree Bitcoin Fund (BTCW). Foreside Fund Services, LLC, is not affiliated with WisdomTree, Inc. nor any other entities mentioned.

For the top 10 holdings of BTCW please visit the Fund's fund detail page at https://www.wisdomtree.com/investments/e tfs/crypto/btcw

For standardized performance and the most recent month-end performance click here NOTE, this material is intended for electronic use only. Individuals who intend to print and physically deliver to an investor must print the monthly performance report to accompany this blog.

Related Funds

+ WisdomTree Bitcoin Fund

For more investing insights, check out our Economic & Market Outlook

View the online version of this article here.

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IMPORTANT INFORMATION

U.S. investors only: Click here to obtain a WisdomTree ETF prospectus which contains investment objectives, risks, charges, expenses, and other information; read and consider carefully before investing.

There are risks involved with investing, including possible loss of principal. Foreign investing involves currency, political and economic risk. Funds focusing on a single country, sector and/or funds that emphasize investments in smaller companies may experience greater price volatility. Investments in emerging markets, currency, ﬁxed income and alternative investments include additional risks. Please see prospectus for discussion of risks.

Past performance is not indicative of future results. This material contains the opinions of the author, which are subject to change, and should not to be considered or interpreted as a recommendation to participate in any particular trading strategy, or deemed to be an offer or sale of any investment product and it should not be relied on as such. There is no guarantee that any strategies discussed will work under all market conditions. This material represents an assessment of the market environment at a speciﬁc time and is not intended to be a forecast of future events or a guarantee of future results. This material should not be relied upon as research or investment advice regarding any security in particular. The user of this information assumes the entire risk of any use made of the information provided herein. Neither WisdomTree nor its affiliates, nor Foreside Fund Services, LLC, or its affiliates provide tax or legal advice. Investors seeking tax or legal advice should consult their tax or legal advisor. Unless expressly stated otherwise the opinions, interpretations or ﬁndings expressed herein do not necessarily represent the views of WisdomTree or any of its affiliates.

The MSCI information may only be used for your internal use, may not be reproduced or re-disseminated in any form and may not be used as a basis for or component of any ﬁnancial instruments or products or indexes. None of the MSCI information is intended to constitute investment advice or a recommendation to make (or refrain from making) any kind of investment decision and may not be relied on as such. Historical data and analysis should not be taken as an indication or guarantee of any future performance analysis, forecast or prediction. The MSCI information is provided on an “as is” basis and the user of this information assumes the entire risk of any use made of this information. MSCI, each of its afﬁliates and each entity involved in compiling, computing or creating any MSCI information (collectively, the “MSCI Parties”) expressly disclaims all warranties. With respect to this information, in no event shall any MSCI Party have any liability for any direct, indirect, special, incidental, punitive, consequential (including loss proﬁts) or any other damages ( www.msci.com)

Jonathan Steinberg, Jeremy Schwartz, Rick Harper, Christopher Gannatti, Bradley Krom, Tripp Zimmerman, Michael Barrer, Anita Rausch, Kevin Flanagan, Brendan Loftus, Joseph Tenaglia, Jeff Weniger, Matt Wagner, Alejandro Saltiel, Ryan Krystopowicz, Kara Marciscano, Jianing Wu, Brian Manby and Scott Welch are registered representatives of Foreside Fund Services, LLC.

WisdomTree Funds are distributed by Foreside Fund Services, LLC, in the U.S. only.

You cannot invest directly in an index.

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DEFINITIONS

Risk : Also standard deviation, which measures the spread of actual returns around an average return during a speciﬁc period. Higher risk indicates greater potential for returns to be farther away from this average.

Correlation : Statistical measure of how two sets of returns move in relation to each other. Correlation coefﬁcients range from -1 to 1. A correlation of 1 means the two subjects of analysis move in lockstep with each other. A correlation of -1 means the two subjects of analysis have moved in exactly the opposite direction.

Fiat money : Any money that is accepted by a government for paying taxes or debt, but is not pegged to or backed directly by gold and other valuables.

Inflation : Characterized by rising price levels.

Contango : A scenario when the futures price is above the spot price.&nbsp.

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